Q77L) Change of accounting principle and practice

Effective December 2, 2002, the Board of Directors approved a change in the accounting of expenses for the LifeStage Funds based on current industry practice. Accordingly, the expenses included in the accompanying financial statements reflect the expenses of the LifeStage Funds and does not include indirect expenses borne by each LifeStage Fund in connection with its investment in the underlying Funds.